lAMGOLD REPORTS MINERAL RESOURCES AND RESERVES
FOR THE YEAR ENDED 2025

All amounts are in US dollars, unless otherwise indicated.

Measured and indicated resources are quoted inclusive of proven and probable reserves for all sites

Toronto, Ontario, February 17, 2026 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces its updated Mineral Resources and Mineral Reserves statement as of December 31, 2025 prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). A summary table of the Company's Mineral Resources and Mineral Reserves, including attributable ounces accounting for ownership interest, can be found at the end of this news release.

Highlights

• Proven and Probable ("P&P") Mineral Reserves (100% basis) total 9.9 million ounces of gold in 279.6 Mt at 1.10 g/t Au (7.5 million ounces attributable). P&P Mineral Reserves decreased 7%, or 796,000 ounces, from the year prior, primarily due to depletion at Côté Gold and Essakane partially offset by an increase in Mineral Reserves at Westwood.

• Measured and Indicated ("M&I") Mineral Resources (100% basis) increased 16% to 31.0 million ounces of gold in 1.0 Bt at 0.94 g/t Au (24.6 million ounces attributable). The increase was primarily associated with the conversion of Inferred Mineral Resources in the Gosselin deposit at Côté Gold and Nelligan deposit, coupled with the inclusion of the Philibert and Chevrier deposits as part of the Northern Superior transaction towards the end of the year.

  Côté Gold (Côté and Gosselin) M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 12%, or approximately 2.0 million ounces, to an estimated 18.2 million ounces (12.7 million ounces attributable) as of December 31, 2025. Inferred Mineral Resources decreased approximately 2.0 million ounces to 2.2 million ounces.

  Essakane M&I Mineral Resources (excluding Gossey), inclusive of Mineral Reserves and on a 100% basis, increased 11% to an estimated 4.4 million ounces (3.8 million ounces attributable) as of December 31, 2025, with a 50% increase in tonnes (to 150 Mt) offsetting a 26% decrease in grades (to 0.91 g/t Au, including stockpiles). The increase in tonnes and ounces underscores confidence in the potential for Essakane to extend its mine life within the fence beyond current guidance.

  Westwood M&I Mineral Resources, inclusive of Mineral Reserves, increased 682,000 ounces to 2.4 million ounces as of December 31, 2025, with a 79% increase in tonnes (to 11.9 Mt) offsetting a 22% decrease in average grade to 6.24 g/t Au.

• Inferred Mineral Resources (100% basis) decreased 2% to 12.5 million ounces (11.3 million ounces attributable).

• Gold price assumptions for Mineral Reserves were updated to $2,000 per ounce for Westwood (including Grand Duc) and Essakane; and $1,700 per ounce for Côté Gold. 2025 Mineral Resources were updated using a gold price of: $2,500 per ounce for Essakane, Westwood (incl. Grand Duc), Nelligan, Monster Lake and Gossey; and $2,100/oz for Côté.

"I want to congratulate our exploration teams for their continued success in expanding our resource base. IAMGOLD today has 31 million ounces in Measured and Indicated Resources along with an additional 12.5 million ounces of Inferred Mineral Resources, positioning the company among the largest endowments of gold resources among mid-tier gold producers," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "Further, approximately 80% of our Measured and Indicated ounces and 90% of global Inferred ounces are located in Canada - reinforcing IAMGOLD as a leading Canadian, modern multi-asset mid-tier gold producer with significant growth potential."

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"As we look at our operations, all eyes this year will be on Côté Gold, as our exploration and site teams are working tirelessly towards the technical report to be delivered in the fourth quarter which will outline a mine plan incorporating a plant expansion that will leverage a larger subset of ounces from the combined Côté and Gosselin pits. At Westwood, exploration activities will be conducted to support the study of options to expand the mine in the eastern parts of Westwood underground that could be potentially amenable to bulk mining. Additional extensions to the Grand Duc pit will also be investigated this year. At Essakane, the Mineral Resource tonnes increased 50% building confidence in the potential for the project to see a mine life extension beyond the current mine plan."

"It is going to be an exciting year at our Nelligan Mining Complex in the Chibougamau-Chapais region of Quebec, as we build on our acquisitions at the end of last year of Northern Superior and Orbec, which significantly increased our property package and the potential of the consolidated camp. This year we are substantially increasing our budget to $24 million for a comprehensive exploration program. The Nelligan Mining Complex already has a significant mineral inventory of over 4.3 million Measured and Indicated ounces and 7.5 million Inferred ounces, positioning the project among the largest pre-production stage gold projects in Canada. The exploration program this year will look to expand the mineralized footprint of both Nelligan and Philibert, while testing Monster Lake at depth, and then conducting regional exploration on high priority targets to further grow the potential of the project."

Mineral Reserves

TABLE 1: MINERAL RESERVES (@100%) SUMMARY[1]
	2024[2]			2025[3]			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Côté Gold[3],4
Proven	127,747	1.07	4,376	116,055	1.05	3,902	-9%	-2%	-11%
Probable	101,427	0.91	2,965	101,112	0.97	3,139	0%	6%	6%
Total	229,175	1.00	7,341	217,167	1.01	7,041	-5%	1%	-4%
Westwood[3,5]
Proven (underground)	717	12.61	291	897	10.89	314	25%	-14%	8%
Probable (underground)	1,886	10.98	666	2,565	9.30	767	36%	-15%	15%
Subtotal	2,603	11.43	957	3,462	9.72	1,082	33%	-15%	13%
Proven (Grand Duc)	363	0.80	9	658	0.81	17	81%	2%	85%
Probable (Grand Duc)	1,090	1.08	38	1,238	1.25	50	14%	16%	31%
Subtotal	1,453	1.01	47	1,896	1.10	67	30%	9%	42%
Total	4,056	7.70	1,004	5,358	6.67	1,148	32%	-13%	14%
Essakane[3],6
Proven (stockpile)	18,876	0.65	396	22,178	0.64	457	17%	-2%	15%
Probable (open pit)	44,017	1.36	1,920	34,903	1.09	1,219	-21%	-20%	-36%
Total	62,893	1.15	2,316	57,081	0.91	1,676	-9%	-20%	-28%
Total P&P Reserves	296,124	1.12	10,661	279,606	1.10	9,865	-6%	-2%	-7%
  Figures may not add due to rounding.
  2024 Mineral Reserves estimated as of December 31, 2024, using a gold price of $1,500 per ounce for Essakane and Westwood underground, $1,800/oz for Grand Duc, and $1,400/oz for Cote Gold.
  2025 Mineral Reserves estimated as of December 31, 2025, using a gold price of $2,000/oz for Westwood (including Grand Duc) and Essakane; and $1,700/oz for Côté Gold.
  Côté Gold Mineral Reserves as of December 31, 2025 were estimated using a 0.46 g/t Au cut-off grade, up from 0.35 g/t Au at year end 2024.
  Westwood (underground) Mineral Reserves as of December 31, 2025 were estimated using a 6.40 g/t Au cut-off grade, down from 6.82 g/t at year end 2024; Grand Duc Mineral Reserves as of December 31, 2025 were estimated using a 0.59 g/t cut-off grade, up from 0.54 g/t at year end 2024.
  Essakane Mineral Reserves as of December 31, 2025 were estimated using a cut-off grade range of 0.31-0.44 g/t Au, down from of 0.39-0.55 g/t Au at year end 2024.

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Proven and Probable Mineral Reserves, on a 100% basis for current assets, were estimated at 9.9 million ounces of gold (7.5 million ounces attributable) as of December 31, 2025, which was a 7% decrease or 796,000 ounces, from the year prior. At Côté Gold, Mineral Reserves decreased 301,000 ounces from the prior year period as updated estimates partially offset depletion (based on 10.9 Mt at 1.22 g/t for contained ounces of 428,100 ounces at 100% interest). The Côté Gold Mineral Reserve block model will be updated this year resulting in an updated mine plan incorporating both Côté and Gosselin. At Westwood, Mineral Reserves from the underground increased 125,000 ounces and 20,000 ounces from the Grand Duc open pit, more than offsetting depletion, primarily as a result of the change in resource model and increased gold price assumption and reduction in the underground cut-off grade to 6.40 g/t Au (down from 6.82 g/t Au previously). At Essakane, Mineral Reserves decreased 640,000 ounces, primarily due to depletion (428,000 contained ounces milled) and geology model adjustments as mining activities continue to progress through the mine plan.

Mineral Resources

Measured and Indicated ("M&I") Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, for IAMGOLD's assets increased 16% or 4.3 million ounces, for a total of 31.0 million ounces as of December 31, 2025 (24.6 million ounces attributable). The increase was primarily associated with the upgrading of Mineral Resources at Côté Gold, Westwood and Nelligan, coupled with the acquisition of the Philibert and Chevrier deposits as part of the Northern Superior transaction towards the end of the year. Global Inferred Mineral Resources (on a 100% basis) decreased 2%, or 0.3 million ounces, to a total of 12.5 million ounces as of December 31, 2025 (11.3 million ounces attributable). Note that Inferred Mineral Resources have a great amount of uncertainty as to their grade and quantity because they are based on limited geological evidence. It cannot be assumed that all or part of the Inferred Mineral Resources will ever be upgraded to a higher category or converted to Mineral Reserves.

The Company assumed a gold price of $2,500 per ounce for estimating Mineral Resources as of December 31, 2025 at Essakane, Westwood Complex, Gosselin, Nelligan and Monster Lake. This was an increase from the year prior in which these operations assumed a gold price of $1,800 per ounce (except Gosselin which was at $1,700 per ounce) in the Mineral Resources estimate. The gold price assumption for Côté Gold was $2,100 per ounce, up from $1,700 per ounce previously.

Côté & Gosselin

Côté Gold (Côté and Gosselin) M&I Mineral Resources, inclusive of Mineral Reserves and on a 100% basis, increased 12%, or approximately 2.0 million ounces, to an estimated 18.2 million ounces (12.7 million ounces attributable) as of December 31, 2025. Inferred Mineral Resources decreased approximately 2.0 million ounces to 2.2 million ounces.

The 2025 drilling plan at Côté and Gosselin prioritized increasing the confidence in the existing resource and converting a large part of the Inferred Resource to the Indicated Resource category. The program was increased to approximately 53,750 metres for the year at Gosselin. The results of the Gosselin drilling program will inform the planned updated technical report which will consider a larger scale Côté Gold Mine with a mine plan targeting both the Côté and Gosselin zones over the life of mine. This updated technical report is expected to be completed by the end of 2026.

Essakane

Essakane M&I Mineral Resources, inclusive of Mineral Reserves on a 100% basis (excluding Gossey), increased 11% to an estimated 4.4 million ounces (3.8 million ounces attributable) as of December 31, 2025, with a 50% increase in tonnes (to 150 Mt) offsetting a 26% decrease in grades (to 0.91 g/t Au, including stockpiles). The increase in tonnes and ounces underscores confidence in the potential for Essakane to extend its mine life within the fence beyond current guidance (last year Essakane processed 12.6 Mt of ore at an average head grade of 1.18 g/t Au). Inferred Mineral Resources (excluding Gossey) increased 20% from the year prior to an estimated 853,000 ounces at 1.10 g/t Au.

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TABLE 2: MINERAL RESOURCES SUMMARY (100%, incl. of Mineral Reserves)[1]
	2024[2]			2025[3]			%▲
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Côté Gold[4]
Côté[4]
Measured	162,140	0.94	4,907	153,873	0.93	4,598	-5%	-1%	-6%
Indicated	276,404	0.77	6,878	268,833	0.77	6,697	-3%	0%	-3%
Total M&I	438,545	0.84	11,785	422,707	0.83	11,295	-4%	-1%	-4%
Inferred	60,362	0.61	1,177	62,760	0.60	1,206	4%	-2%	2%
Gosselin[4]
Indicated	161,300	0.85	4,420	266,741	0.80	6,861	65%	-6%	55%
Inferred	123,900	0.75	2,980	37,840	0.79	959	-69%	5%	-68%
Total M&I	599,845	0.84	16,205	689,447	0.82	18,156	15%	-3%	12%
Total Inferred	184,262	0.70	4,157	100,600	0.67	2,165	-45%	-5%	-48%
Westwood[5]
Measured	1,062	9.15	312	1,619	7.21	375	52%	-21%	20%
Indicated	5,627	7.75	1,402	10,324	6.09	2,022	83%	-21%	44%
Total M&I	6,689	7.97	1,715	11,943	6.24	2,397	79%	-22%	40%
Inferred	4,369	12.82	1,801	4,507	10.46	1,515	3%	-18%	-16%
Essakane
Measured	21,157	0.64	433	38,312	0.52	640	81%	-18%	48%
Indicated	78,722	1.40	3,534	111,683	1.05	3,772	42%	-25%	7%
Total M&I	99,879	1.24	3,967	149,995	0.91	4,412	50%	-26%	11%
Inferred	12,623	1.76	713	24,195	1.10	853	92%	-38%	20%
Gossey
Indicated	8,383	0.87	235	14,795	0.75	355	76%	-14%	51%
Inferred	1,611	1.00	52	2,688	0.85	74	67%	-15%	42%
Total M&I	108,262	1.21	4,402	164,790	0.90	4,767	52%	-25%	13%
Total Inferred	14,234	1.67	765	26,883	1.07	927	89%	-36%	21%
Nelligan Mining Complex[7]
Nelligan
Indicated	102,845	0.95	3,125	122,000	0.95	3,700	19%	0%	18%
Inferred	166,395	0.96	5,161	151,000	0.96	4,647	-9%	-1%	-10%
Monster Lake
Indicated	239	10.93	84	243	13.04	102	-	-	-
Inferred	1,053	14.44	489	1,046	14.83	499	-1%	3%	2%
Philibert[6]
Indicated	0	0.00	0	7,884	1.10	279	N/A	N/A	N/A
Inferred	0	0.00	0	48,465	1.10	1709	N/A	N/A	N/A
Chevrier[6]
Indicated	0	0.00	0	6,400	1.26	260	N/A	N/A	N/A
Inferred	0	0.00	0	15,660	1.30	652	N/A	N/A	N/A
Total M&I	103,084	0.97	3,209	136,527	0.99	4,341	32%	2%	35%
Total Inferred	167,448	1.05	5,650	216,171	1.08	7,507	29%	3%	33%
Diakha-Siribaya[5]
Indicated	27,937	1.48	1,325	27,937	1.48	1,325	0%	0%	0%
Inferred	8,468	1.53	417	8,468	1.53	417	0%	0%	0%

Total M&I Resources[1]	845,817	0.98	26,656	1,030,644	0.94	30,987	22%	-5%	16%
Total Inferred Resources[1]	378,782	1.05	12,791	356,628	1.09	12,530	-6%	4%	-2%

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  Figures may not add due to rounding.
  2024 Mineral Resources estimated as of December 31, 2024, using a gold price of: $1,800 per ounce for Essakane, Westwood (incl. Grand Duc), Nelligan, Monster Lake and Gossey; and $1,700/oz for Côté and Gosselin.
  2025 Mineral Resources estimated as of December 31, 2025, using a gold price of: $2,500 per ounce for Essakane, Westwood (incl. Grand Duc), Nelligan, Monster Lake and Gossey; $2,100/oz for Côté Gold, $1800/oz for Chevrier, $1747/oz for Philibert.
  Côté Gold and Gosselin block models were adjusted for price and drilling data up to September 29, 2025. Drilling resumed at Côté through the year with the full data set to be incorporated into an updated Mineral Resources estimate to inform the Q4 2026 updated mine plan.
  Diakha-Siribaya Mineral Resources are unchanged from the prior year, with an unchanged gold price of $1,500 per ounce. The definitive agreement to sell the Diakha-Siribaya Gold Project in Mali to Managem S.A. expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.
  Philibert and Chevrier were acquired with the closing of the Northern Superior transaction in December 2025. The prior Mineral Resources estimates for these assets are based on data as reported in the respective NI 43-101 Technical Reports. Philibert and Chevrier Mineral Resources (including underground Inferred Resources) are estimated as of December 31, 2025, using a gold price of $1,747 and $1,800 per ounce respectively.
  At the time of the Northern Superior acquisition, disclosed estimates were 3.75 Moz Au Measured and Indicated Mineral Resources and 8.65 Moz Au Inferred Mineral Resources, which included Croteau. The Company opted to exclude the mineral resources previously associated with the Croteau property in its year-end update, resulting in reported totals of 4.34 Moz Au Measured and Indicated Mineral Resources and 7.50 Moz Au Inferred Mineral Resources.

Westwood

Westwood M&I Mineral Resources, inclusive of Mineral Reserves, increased 682,000 ounces to 2.4 million ounces as of December 31, 2025, with a 79% increase in tonnes (to 11.9 Mt) offsetting a 22% decrease in average grade to 6.24 g/t Au. Inferred Mineral Resources decreased 16%, or 286,000 ounces to 1.5 million ounces with an average grade of 10.5 g/t Au.

Nelligan Mining Complex

The Nelligan Mining Complex, situated in the Chibougamau-Chapais region of central Quebec, encompasses the Nelligan, Philibert, Chevrier, and Monster Lake deposits. The Philibert and Chevrier deposits were added to the portfolio following the completion of the Northern Superior transaction in December 2025.

On a consolidated basis, the Nelligan Mining Complex reported a significant increase in Indicated and Inferred Mineral Resources. Indicated Resources increased 1.1 million ounces to a total of 4.3 million ounces at an average grade of 0.99 g/t Au. Inferred ounces increased 1.9 million ounces to a total of 7.5 million ounces at an average grade of 1.08 g/t Au. The Nelligan deposit reported an increase of 575,000 ounces in Indicated Mineral Resources, to a total of 3.7 million ounces at an average grade of 0.95 g/t. The increase was primarily a result of the infill program conducted last year to increase the confidence in ounces from Inferred Mineral Resources.

This year, IAMGOLD has outlined a budget of approximately $24 million for exploration activities within the Nelligan Mining Complex. The goal of the program will be to conduct thorough testing of Philibert, expand Nelligan and continue to test Monster Lake at depth all in support of a conceptual preliminary economic assessment in 2027. Further, the Company is eager to test high priority targets within the region.

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TABLE 3: MINERAL RESOURCES AND MINERAL RESERVES AS OF DECEMBER 31, 20251,2,3,4,5,6,7,8
Mineral Resources are inclusive of Mineral Reserves

	Tonnes	Grade	Ounces	Attributable Ounces
	(000s)	(g/t Au)	(000s)	(000s)
Côté Gold, Canada				70%
Côté
Proven Mineral Reserves	116,055	1.05	3,902	2,731
Probable Mineral Reserves	101,112	0.97	3,139	2,197
Subtotal P&P	217,167	1.01	7,041	4,929
Measured Mineral Resources	153,873	0.93	4,598	3,219
Indicated Mineral Resources	268,833	0.77	6,697	4,688
Subtotal M&I (incl. of Reserves)	422,707	0.83	11,295	7,907
Inferred Mineral Resources	62,760	0.60	1,206	844
Gosselin
Indicated Mineral Resources	266,741	0.80	6,861	4,803
Inferred Mineral Resources	37,840	0.79	959	671
Total M&I	689,447	0.82	18,156	12,709
Total Inferred	100,600	0.67	2,165	1,515
Westwood, Canada				100%
Proven Mineral Reserves	1,555	6.63	331	331
Probable Mineral Reserves	3,803	6.68	817	817
Subtotal P&P	5,358	6.67	1,148	1,148
Measured Mineral Resources	1,619	7.21	375	375
Indicated Mineral Resources	10,324	6.09	2,022	2,022
Subtotal M&I (incl. of Reserves)	11,943	6.24	2,397	2,397
Inferred Mineral Resources	4,507	10.46	1,515	1,515
Essakane, Burkina Faso				85%
Proven Mineral Reserves	22,178	0.64	457	388
Probable Mineral Reserves	34,903	1.09	1,219	1,036
Subtotal P&P	57,081	0.91	1,676	1,425
Measured Mineral Resources	38,312	0.52	640	544
Indicated Mineral Resources	111,683	1.05	3,772	3,207
Subtotal M&I (incl. of Reserves)	149,995	0.91	4,412	3,750
Inferred Mineral Resources	24,195	1.10	853	725
Gossey
Indicated Mineral Resources	14,795	0.75	355	302
Inferred Mineral Resources	2,688	0.85	74	63
Total M&I	164,790	0.90	4,767	4,052
Total Inferred	26,883	1.07	927	788
Nelligan Mining Complex[8], Canada				100%
Nelligan
Indicated Mineral Resources	122,000	0.95	3,700	3,700
Inferred Mineral Resources	151,000	0.96	4,647	4,647
Monster Lake
Indicated Mineral Resources	243	13.04	102	102
Inferred Mineral Resources	1,046	14.83	499	499
Philibert[7]				(75%7)
Indicated Mineral Resources	7,884	1.10	279	209
Inferred Mineral Resources	48,465	1.10	1,709	1,282
Chevrier[7]
Indicated Mineral Resources	6,400	1.26	260	260
Inferred Mineral Resources	15,660	1.30	652	652
Total M&I	136,527	0.99	4,341	4,271
Total Inferred	216,171	1.08	7,507	7,079
Diakha-Siribaya, Mali[6]				90%
Indicated Mineral Resources	27,937	1.48	1,325	1,193
Inferred Mineral Resources	8,468	1.53	417	376
Total Proven & Probable Mineral Reserves	279,606	1.10	9,865	7,502
Total Measured & Indicated Mineral Resources	1,030,644	0.94	30,987	24,622
Total Inferred Mineral Resources	356,628	1.09	12,530	11,273

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  Figures may not add due to rounding.
  In mining operations, Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserves estimations but are deemed to have a reasonable prospect of economic extraction.
  See "Cautionary Note to U.S. Investors Regarding Disclosure of Mineral Reserves and Mineral Resources Estimates".
  2025 Mineral Reserves estimated as of December 31, 2025, using a gold price of $2,000 per ounce for Westwood (including Grand Duc) and Essakane; and $1,700 per ounce for Côté Gold.
  2025 Mineral Resources estimated as of December 31, 2025, using a gold price of: $2,500 per ounce for Essakane, Westwood (incl. Grand Duc), Nelligan, Monster Lake and Gossey; and $2,100/oz for Côté.
  Diakha-Siribaya Mineral Resources are estimated at a gold price of $1,500 per ounce. The definitive agreement to sell the Diakha-Siribaya Gold Project in Mali to Managem S.A. expired on December 31, 2024, and was not extended. The Company is pursuing alternative options for the sale of this asset.
  Philibert (75% with option to acquire 100% from SOQUEM for C$3.5M) and Chevrier were acquired with the closing of the Northern Superior transaction in December 2025. The Mineral Resources estimates for these assets are based on data as reported in the respective NI 43-101 Technical Reports. Chevrier Mineral Resources (including underground Inferred Resources) have been estimated as of September 23, 2022 using a $1,800/oz gold price and have been estimated in accordance with NI 43-101. Philibert Mineral Resources have been estimated as of September 22, 2023 using a $1,747/oz gold price and have been estimated in accordance with NI 43-101.
  At the time of the Northern Superior acquisition, disclosed estimates were 3.75 Moz Au Measured and Indicated Mineral Resources and 8.65 Moz Au Inferred Mineral Resources, which included Croteau. The Company opted to exclude the mineral resources previously associated with the Croteau property in its year-end update, resulting in reported totals of 4.34 Moz Au Measured and Indicated Mineral Resources and 7.50 Moz Au Inferred Mineral Resources.

Qualified Person and Technical Information

Christine Beausoleil, P.Geo., Senior Director, Mining Geology, IAMGOLD Corporation is the "qualified person" for the purposes of NI 43-101 ("QP") with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Resources estimates for IAMGOLD. Adrienne Rispoli, P.Eng., Senior Director, Mining & Integrated Planning, IAMGOLD Corporation is the QP for the purposes of NI 43-101 with respect to the mineralization being reported on and is responsible for the review and approval of all Mineral Reserves estimates for IAMGOLD.

For the recently acquired Philibert and Chevrier properties (acquired on December 19, 2025), the mineral resource estimates provided in this statement are based on data as reported in the respective NI 43-101 Technical Reports. The "qualified persons" responsible for these estimates have consented under NI 43-101 to the incorporation of their data into this news release. IAMGOLD has not revised or altered the original information provided for these properties.

The Company's Mineral reserves are comprised of in-place material, i.e. material containing ounces of gold for which an assessment of key modifying factors such as mining, processing, metallurgical recovery, infrastructure, economic, legal, environmental, social and governmental factors are used to determine their economic viability. Mineral Reserves are estimated with a mill feed reference point.

In estimating Mineral Reserves, cut-off grades are established using the Company's long-term metal price and foreign exchange assumptions, royalties, the mining dilution & metallurgical recovery factors and estimated production costs over the life of the related operation. As part of the annual Mineral Reserve estimation process, the cost models used for cut-off grade calculations are compared to prior estimates and are updated appropriately based on actual operating performance and projections. Cut-off grades are determined by corporate objectives, mining method as well as considering the various mine-mill-tailing capacities specific to each operation.

There are numerous parameters inherent in estimating Proven Mineral Reserves and Probable Mineral Reserves, including many factors beyond the Company's control. The estimation of Mineral Reserves is a subjective process, and the accuracy of any Mineral Reserves estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates. The nature of mining activities is such that the extraction of ore from a mine reduces Mineral Reserves. In order to renew Mineral Reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling programs at depth and laterally.

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of its Mineral Resources and Reserves. For each mine and project, the relevant QPs verified the data incorporated, including sampling, analytical and test data underlying the information contained in this news release. Quality control falls under the responsibility of Ms. Beausoleil and Ms. Rispoli.

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About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

The mineral Resources and Reserves estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These standards are similar to those found in subpart 1300 of Regulation S-K, used by the United States Securities and Exchange Commission (the "SEC"). However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under subpart 1300 of Regulation S-K . Accordingly, mineral Resources and Reserves information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of subpart 1300 of Regulation S-K (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101 and the CIM Standards. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2022, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral Resources will ever be upgraded to a higher category.

The mineral Reserves and mineral Resources data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", "likely", "progress", "strive", "sustain", "effort", "extend", "remain", "pursue", "predict", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the heading "About IAMGOLD", and include, but are not limited to, statements with respect to the delisting of the NSUP Shares, Northern Superior ceasing to be a reporting issuer, the anticipated benefits from integrating Northern Superior and its assets, and the expansion and extension of the mineralization at Nelligan.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company's sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements; the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; the completion of the transaction with Mines d'Or Orbec Inc., including the satisfaction of the conditions precedent to the proposed arrangement, and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's Annual Information Form available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

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